June 9, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Tara Harkins, Staff Accountant
Division of Corporation Finance

RE:	Verigy Ltd.
Form 10-K for the Year Ended October 31, 2009
Form 10-Q for the Quarter Ended January 31, 2010
Form 8-K filed on May 20, 2010
File No. 000-52038

Ladies and Gentlemen:

On behalf of Verigy Ltd. (the “Company”), we are submitting this letter in response to the comment letter dated May 25, 2010 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the Year Ended October 31, 2009 (“Form 10-K”), Form 10-Q for the Quarter Ended January 31, 2010 (“Form 10-Q”) and Form 8-K filed on May 20, 2010 (“Form 8-K”).

For your convenience, we have recited the Staff’s comments in bold type and have followed each comment with our response.

Securities and Exchange Commission

Re: Verigy Ltd.

June 9, 2010

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

-Critical Accounting Policies and Estimates, page 41

-Inventory Valuation, page 42

1.	We note your disclosure here on how you evaluate your inventory for a decline in net realizable value. Please revise this disclosure in future filings to explain in more detail how you develop certain of your assumptions such as “future demand” for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demand, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past. Provide us with a sample of the proposed additional disclosure.

RESPONSE:

In future filings, we will revise our inventory analysis disclosure to include additional detail. Below is our proposed more detailed disclosure. Information that is underlined represents the additional disclosure about our critical accounting policies related to inventory valuation.

We assess the valuation of our inventory, including demonstration inventory, on a quarterly basis based upon estimates about future demand and actual usage. We estimate future demand based on our existing backlog of orders that we expect to deliver and the forecasted data from expected market trends. We also evaluate the following items: customer forecasts, historical usage, expected timing and impact of new product introductions, the overall business environment affecting our customers, technological obsolescence, expansion and reduction or closure of our customers’ fabrication facilities.

Demand for our products and services can fluctuate significantly from period to period. Our estimates of future product and service demand may subsequently prove to be inaccurate. To the extent that we determine we are holding excess or obsolete inventory, we write down the value of the inventory to its net realizable value, resulting in higher costs of sales and lower gross margins and income from operations. The write-downs are then reflected in cost of products and can be material in amount. The net impact of excess and obsolete inventory charges and the benefit from the sales of previously written down inventory on gross margin was $X million for fiscal year 2010, $7 million for fiscal year 2009 and $27 million for fiscal year 2008. If actual

Securities and Exchange Commission

Re: Verigy Ltd.

June 9, 2010

market conditions are more favorable than anticipated, inventory previously written down may be sold to customers, resulting in lower cost of sales and higher gross margins and income from operations. For example, in fiscal year 2008, we recorded excess and obsolete inventory charges due to the overall drop in demand from our customers as well as the anticipated effect of the announcement of our new V6000 series product on our inventory of earlier generation products. Due to the longevity of the downturn in the semiconductor industry and overall economy, a number of our customers began to purchase these older generation products to meet their testing requirements at a substantially lower cost than our newer products.

2.	We note that you recorded $25 million of inventory write-downs during fiscal 2009. We further note your disclosure on page 39 and throughout the filing that the demand for your products decreased due to the substantial declines in the capital spending patterns of your semiconductor manufacturing customers and of their subcontractor test products to which you sell your products. Please explain to us in more detail how you determined the amount of inventory to write-off, including the significant estimates and assumptions.

RESPONSE:

As discussed in our response to comment #1 above, we estimate future demand based on our existing backlog of orders that we expect to deliver and the forecasted data from expected market trends. We also evaluate the following items: customer forecasts, historical usage, expected timing and impact of new product introductions, the overall business environment affecting our customers, technological obsolescence and expansion, reduction or closure of our customers’ fabrication facilities.

Between fiscal years 2006 and 2007 our annual excess and obsolete inventory charges have ranged between $12 million and $18 million. However, in fiscal year 2009, there were a number of changes in estimates and assumptions that resulted in the unusually high excess and obsolete inventory charge of $25 million incurred during the year:

•

As described in our Form 10-K, due to on-going crisis in the global economy and the fact that many of our customers decreased their capital spending budgets, we assumed significantly decreased demand for our products.

•

During the first quarter of fiscal year 2009, we also introduced our V6000 product. Typically when a new product is announced, our customers delay purchases until the new products are introduced, resulting in lower demand for the older product. In our past experience, the older generation products became obsolete or were used to

Securities and Exchange Commission

Re: Verigy Ltd.

June 9, 2010

support and service the existing product fleet. As a result, with the introduction of our V6000 product, we assumed diminished demand for our earlier generation products. However, beginning in the fourth quarter of fiscal year 2009, some customers began to purchase the older generation memory systems that were previously written down in order to address their capacity needs at a substantially lower cost than our newer products.

•

In the first quarter of fiscal year 2009, one of our customers announced that it had defaulted on paying interest on their senior notes and was looking for opportunities to restructure their debt, which ultimately led this customer to file for bankruptcy. This also resulted in reduced demand assumptions for our systems.

As a result of these unforeseen events, our excess and obsolete charge was much higher than what we have experienced in the past.

Item 8.	Financial Statements and Supplementary Data, page 61

Note 2. Summary of Significant Accounting Policies, page 67

-Basis of Presentation. page 67

3.	We note you recorded a $2.6 million adjustment in interest income and other for fiscal 2007 and 2006 and the first two quarters of fiscal 2008 related to foreign currency remeasurement gains. We further note that you determined that these errors were not material individually or in the aggregate, to any of the prior years’ financial statements and the impact of correcting these errors was not material to the full fiscal year 2008 financial statements. Please explain to us how you concluded that the error was not material to your financial statements. Please provide us with a summary of your materiality analysis. Refer to the guidance in SAB 99 and SAB 108.

RESPONSE:

In connection with our periodic review of foreign currency cash inflows and outflows, which is performed to assess our foreign currency exposure risk, we identified out-of-period adjustments in the third quarter of fiscal year 2008 totaling $2.6 million. These adjustments were primarily driven by the strengthening of the Euro in relation to the dollar during the periods noted and were not part of our income from operations.

Securities and Exchange Commission

Re: Verigy Ltd.

June 9, 2010

Based on our quantitative and qualitative analysis discussed below, we concluded that the out-of-period adjustments, individually and in the aggregate, were not of a magnitude to cause prior period financial statements to be materially misstated. We, therefore, recorded these out-of-period adjustments in the third quarter of fiscal year 2008 within the “other income (expense), net” line item in the statement of operations.

Quantitative Analysis

The table below shows the portion of the out-of-period adjustment that relates to each prior period and to the period of correction and the impact on the respective periods of income before income taxes and the balance sheet impact:

Fiscal Period Ended	Q3 FY08	Q2 FY08	Q1 FY08	FY07	FY06	Impact of adjustment on FY08
	(in thousands)
Total adjustment	$2,610	$957	$733	$950	$(30)	$920
Income before income taxes	$21,000	$17,000	$35,000	$114,000	$21,000	$40,000
% Impact on income before taxes	12.43%	5.63%	2.09%	0.83%	-0.14%	2.30%
Balance sheet impact
Current assets	$607,000	$593,000	$550,000	$604,000	$551,000	$513,000
% to total current assets	0.43%	0.16%	0.13%	0.16%	-0.01%	0.18%
Current liabilities	$212,000	$211,000	$195,000	$226,000	$251,000	$123,000
% to total current liabilities	1.23%	0.45%	0.38%	0.42%	-0.01%	0.75%

We analyzed the impact of these adjustments on the following financial measures that we believe are some of the key measures investors focus on in evaluating our financial performance:

•	revenue

•	gross margin

•	operating income

•	earnings (loss) per share

•	and cash flows from operations

Securities and Exchange Commission

Re: Verigy Ltd.

June 9, 2010

Since the adjustments were related to other income (expense), net, there was no impact on revenue, gross margin, operating income or cash flows from operations for any of the related fiscal periods.

From a balance sheet perspective, the impact on the current assets and current liabilities lines in any of the periods presented for fiscal years 2007 and 2008 was less than a 1%, and, therefore, we concluded that the adjustments were not material to either the individual line items or to the balance sheet as a whole.

The adjustments had no impact on cash flows from operations as these amounts are non-cash transactions related to foreign exchange remeasurement which has no impact on cash flows from operating activities for these periods.

Based on the impact on our statement of operations and balance sheet, and the fact that there was no impact on cash flows from operations, we concluded that the adjustments were not material individually or in the aggregate to any of the prior fiscal years’ financial statements and the impact of correcting these adjustments was not material to the financial statements for fiscal year 2008.

Qualitative Analysis

We also determined that because the adjustments only affected “other income (expense), net,” they would not have a material impact on quarterly trends of net revenue, cost of sales, gross margin, operating income, earnings (loss) per share or cash flows from operations, which we believe are some of the key measures of focus for our investors. In addition, the adjustments:

•	did not change a loss to income or vice versa in any of the affected reporting periods;

•	did not hide a failure to meet analysts’ consensus expectations;

•	did not concern a segment, significant business operations or profitability;

•	did not impact our compliance with regulatory requirements;

•	did not impact compliance with loan covenants or other contractual requirements;

•	did not have the effect of increasing management’s compensation; or

•	did not involve concealment of an unlawful transaction.

Securities and Exchange Commission

Re: Verigy Ltd.

June 9, 2010

As such, we do not believe the disclosure of these correcting adjustments would have had a significant positive or negative market reaction. These adjustments were related to foreign exchange remeasurement of certain transactions and are not part of our income from operations as the adjustments were primarily being driven by the strengthening of the Euro in relation to the dollar during the periods noted.

Based on our quantitative and qualitative analysis, we concluded that these adjustments were not material individually or in the aggregate, to any of the prior fiscal years’ financial statements and the impact of correcting these adjustments was not material to the full fiscal year 2008.

Note 20. Retirement Plans and Post-Retirement Benefits, page 98

4.	We note your disclosures here related to your defined benefit plans. Please revise your future filings to include the disclosure outlined in paragraph 715-20-50-1(d) of the FASB Accounting Standards Codification related to your defined benefit plan assets.

RESPONSE:

The Company respectfully acknowledges the Staff’s comments and will include in future filings the disclosure related to our defined benefit plan assets that is outlined in paragraph 715-20-50-1(d) of the FASB Accounting Standards Codification.

Note 24. Segment & Geographic Information, page 103

5.	We note that you operate in two segments but aggregate the information into one reportable segment. Please provide us with your detailed analysis of how you considered all of these factors in reaching your conclusion that aggregation of the two operating segments was appropriate. Refer to paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

Securities and Exchange Commission

Re: Verigy Ltd.

June 9, 2010

RESPONSE:

Verigy sells advanced semiconductor test systems and solutions for a wide range of system-on-chip (SOC) test solutions and memory test solutions. Our products for SOC test and for memory test both:

•	are economically similar to one another;

•	serve semiconductor test needs of our customers;

•	essentially have the same product life cycle and are manufactured by the same outsourced manufacturing partner;

•	are sold to integrated device manufacturers, test subcontractors and fables design companies in the same primary geographic areas;

•	are sold through our single internal sales force; and

•	are not subject to different regulatory environments.

Based on our analysis of the aggregation criteria, as further described below, we believe that results from sales of our SOC and memory test systems are properly reported as one reportable segment. We continually assess whether the aggregation of these two operating segments is appropriate.

Similar Economic Characteristics

Our SOC test systems and our memory test systems both test chips that are used in electronic devices manufactured and designed in the semiconductor industry. Demand for electronic products drives the sales and utilization of our testers. This demand is highly dependent on the discretionary spending patterns of consumers. We sell to a variety of customers, however, subcontractors represent a large portion of our customer base for both our SOC test systems as well as our memory test systems. During market troughs, these subcontractors tend to decrease or postpone orders for new test systems and test services more quickly and dramatically as they are more capacity-driven than other customers. For example during the second quarter of fiscal year 2008 and for most of fiscal year 2009, we experienced a severe decline in revenue from sales of both our SOC and memory test systems, which had a detrimental impact on gross margins. As market conditions return to a more normal level of activity, we expect the gross margins for SOC and memory test systems to converge.

Nature of the products

SOC and memory systems are semiconductor test equipment solutions which are utilized in the manufacture of semiconductor devices. The SOC and memory test systems have technical similarities and the development time and life span of both product lines are very similar.

Securities and Exchange Commission

Re: Verigy Ltd.

June 9, 2010

Nature of the production processes

New product introduction, test engineering and strategic procurement is currently performed in-house for our SOC and memory test systems. Much of the upstream production process is similar for both product lines. Substantially all of our test systems (SOC and memory) are manufactured by our outsourced manufacturing partner. Our supply chain is consolidated for both product lines. Both product lines share common suppliers for key parts, such as manipulators, power converters, coolers and ASICs.

Our chief operating officer oversees the entire quality and customer satisfaction for all of our test system products. Both product lines are supported by the same internal direct sales force as well as service and support team.

Our engineering resources are organized by area of competence to effectively develop expertise and to share technologies between the product lines. For example, we have a single test processor and ASIC development center in Ft Collins, Colorado. In addition, we leverage research and development for both SOC and memory technologies whereby cost synergies are utilized by both product lines through our Verigy Labs Network. The network stimulates collaboration across the Verigy business units in the areas of technology development, IP strategy, industry, conferences and university engagements and provides technical reference sources for our engineers.

Type or class of customer for products/services

Customers for our SOC test systems as well as our memory test systems are comprised of companies in the semiconductor industry and include integrated device manufacturers, test subcontractors and fabless design companies. Additionally, the majority of the revenue from sales from each of these product lines has historically been in the Asia Pacific region.

Methods used to distribute the products or provide services

We sell both our SOC and memory systems through a single internal sales force and have one strategic marketing plan. Our Global Account Managers are responsible for the entire customer relationship including the sales and support of both SOC and memory systems. We also have application-engineers staffed worldwide who support both product lines. Furthermore, the same set of technical resources and personnel support both the SOC and memory systems. Sales are made through similar order management processes. All products come with a standard 12 month warranty, with extended warranties available in both product lines and offer on-site support on the manufacturing floor.

Securities and Exchange Commission

Re: Verigy Ltd.

June 9, 2010

Nature of the regulatory environment

Neither segment is subject to unique or different regulatory environments.

In conclusion, we believe that our SOC and memory test systems share many economic, technical, operational and other characteristics, and, therefore, it is appropriate that the product lines be reported as one reportable segment of semiconductor test systems. We continually assess whether the aggregation of these operating segments is appropriate.

Form 10-Q for the Quarter Ended January 31, 2010

Exhibits 31.1 and 31.2

6.	We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraph 4(d), you have removed the language “(the registrant’s fourth fiscal quarter in the case of an annual report).” Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comments and will ensure that future certifications filed pursuant to Exchange Act Rule 13a-14(a) are in the exact form prescribed by Item 601(b)(31) of Regulation S-K.

Form 8-K filed on May 20, 2010

7.	We note that you have provided a forward-looking non-GAAP financial measure of non-GAAP earnings per share for the third quarter of fiscal 2010. However, we do not see where you have provided a reconciliation of this forward-looking non-GAAP financial measure with the corresponding forward-looking GAAP financia1 measure as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-looking non-GAAP financial measures. Please revise future filings to comply by providing reconciling information that is available without unreasonable effort. As applicable, include clear disclosure of why any forward-looking GAAP information is not accessible. Identify such information that is unavailable and disclose its probable significance. Refer to the guidance in Regulation G.

Securities and Exchange Commission

Re: Verigy Ltd.

June 9, 2010

RESPONSE:

The Company respectfully acknowledges the Staff’s comments and will revise our future filings to include a reconciliation of our forward looking non-GAAP earnings per share with the corresponding forward-looking GAAP earnings per share in order to be compliant with Regulation G. As applicable, we will also include clear disclosure of why any forward-looking GAAP information may not be accessible.

*        *        *

Securities and Exchange Commission

Re: Verigy Ltd.

June 9, 2010

The Company advises the Staff that it is aware of and acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 864-7515 with any further comments or questions you may have. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the Form 10-K, Form 10-Q and Form 8-K when the Staff’s review is complete.

Very truly yours,

/s/ MARGO M. SMITH
Margo M. Smith Vice President and General Counsel

cc:	Robert J. Nikl, Verigy Ltd., Chief Financial Officer